Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Investigators Report Activity of Ceflatonin® and Gleevec® Combination Therapy in CML Patients Resistant to Gleevec® Alone

--Positive Phase 2 Data Presented at American Society of Hematology Meeting--

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (December 11, 2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today the presentation of new phase 2 clinical data supporting the use of Ceflatonin® (homoharringtonine or HHT) in combination with imatinib mesylate (Gleevec®) to treat chronic myeloid leukemia (CML) patients who have developed resistance to Gleevec® and other tyrosine kinase inhibitors.

The study was undertaken by Dr Jorge Cortes, Dr Hagop Kantarjian and colleagues from the M.D. Anderson Cancer Center in Houston, Texas and data were presented in a poster at the American Society of Hematology (ASH) Annual Meeting held over the weekend at Orlando, Florida. The presentation described the effects of the Ceflatonin® and Gleevec® combination therapy on CML patients who were either refractory or resistant to prior Gleevec® therapy. Twelve patients were treated: two in chronic phase, four in accelerated phase and six in blast phase. Following treatment with the drug combination, five (42%) patients achieved a hematologic response (reduction of leukemic cells in the blood), consisting of three complete hematologic responses (CHR) and two hematologic improvements. Two of the three patients showing a CHR also achieved complete cytogenic responses (no Ph+ leukemic cells in the blood).

The patients treated in this study had failed a median of three prior therapies, including the tyrosine kinase inhibitors Gleevec® (nine patients), dasatinib (Sprycel®) (five patients) and nilotinib (Tasigna®) (three patients). Mutations in the Bcr-Abl kinase domain were identified in four (33%) patients, including one patient with the T315I mutation known to be associated with resistance to tyrosine kinase inhibitors. The most common grade 3 or 4 side effects were neutropenia (10 patients, 82%), anemia (10 patients, 82%) and thrombocytopenia (9 patients, 75%). Seven of the 12 patients, including the three patients in CHR, remain on the combination therapy.

The authors concluded that the combination therapy of Ceflatonin® and Gleevec® “is well tolerated and has clinical activity in patients in CML in all phases, including in some who have failed prior therapy with imatinib mesylate and other tyrosine kinase inhibitors”.

“These results are a strong confirmation of the potential role for Ceflatonin® to improve the outlook for the increasing number of CML patients who develop resistance to tyrosine kinase inhibitor therapies,” said Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer. “Realizing the potential opportunities for long-term combination therapy is complementary to our first priority –

ChemGenex Investigators Report Activity of Ceflatonin® and Gleevec® Combination Therapy in CML Patients Resistant to Gleevec® Alone

seeking approval for Ceflatonin® as a single agent therapeutic for CML patients who have the T315I Bcr-Abl point mutation.”

Dr. Collier noted that ChemGenex is currently treating patients in a registration-directed phase 2/3 clinical trial of Ceflatonin® as a single agent, with the goal of completing enrolment in that trial by H2 2007. ChemGenex is also working with Dr Cortes and Dr Kantarjian to complete the ongoing phase 2 Ceflatonin® and Gleevec® combination therapy trial.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec® is a registered trade-mark of Novartis AG.

Sprycel® is a registered trade-mark of the Bristol-Myers Squibb Company.

Tasigna® is a registered trade-mark of Novartis AG.

About Ceflatonin®

Ceflatonin® (homoharringtonine or HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In phase 2 studies, Ceflatonin® demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin® for the treatment of CML, myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML).

Ceflatonin has a different mechanism of action than tyrosine kinase inhibitors (TKIs), which are widely used in the treatment of CML. A registration-directed, international phase 2/3 clinical study is currently in progress, investigating the effectiveness of Ceflatonin® in the treatment of CML patients who have developed resistance to TKI therapy due to the T315I Bcr-Abl point mutation. Ceflatonin® was recently granted Fast Track status by the U.S. Food and Drug Administration (FDA) for this clinical indication. Additional studies will assess the activity of Ceflatonin® in CML patients who are refractory to, or intolerant of treatment with TKIs and investigate if combination therapy with Ceflatonin®, TKIs and other agents increases the cytogenetic and molecular response rates in CML patients.

Ceflatonin® is not approved by the FDA as a treatment in any indication and is being evaluated in clinical trials for efficacy and safety for future regulatory applications.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

ChemGenex Investigators Report Activity of Ceflatonin® and Gleevec® Combination Therapy in CML Patients Resistant to Gleevec® Alone

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304